Catalyst Lighting Group, Inc.
                                190 Lakeview Way
                            Vero Beach, Florida 32963
                            Telephone: (772) 231-7544
                            Facsimile: (772) 231-5947


January 19, 2010

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Catalyst Lighting Group, Inc.
     Form 10-K for Fiscal Year Ended September 30, 2009
     Filed November 13, 2009
     File No. 000-50385

Ladies and Gentlemen:

     This letter is in response to the SEC comment letter dated January 11, 2010 with respect to the above referenced Form 10-K by Catalyst Lighting Group, Inc. for the fiscal year ended September 30, 2009.

     On this date, we have filed with the SEC via EDGAR our Amendment No. 1 to Form 10-K.

     To facilitate your response of our reply, each of the numbered paragraphs below correspond to the same numbered comment in the SEC comment letter dated January 11, 2010. We have also attached to this correspondence marked copies of those pages in the amended Form 10-K that were revised in response to the SEC comment letter. The paragraphs that have been changed are marked in margin with SEC approved regulatory revision marks.


Section 302 Certifications
--------------------------

     1. We have revised the Section 302 certifications to address each of the matters noted in the SEC comment letter.

     In connection with the filing of the enclosed Amendment No. 1 to Form 10-K, Catalyst Lighting Group, Inc. hereby acknowledges that:

     o Catalyst is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o Catalyst may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Tia Jenkins, Senior Assistant Chief Accountant
January 19, 2010
Page 2


If you have any questions, comments or other correspondence with respect to the Company's response to the SEC comment letter or the Form 10-K, Amendment No.1, please kindly direct such questions, comments and correspondence to Kevin R. Keating, CEO, at the address, telephone and fax number set forth above.

     Thank you in advance for your cooperation in this matter.

                                            Sincerely,


                                            Catalyst Lighting Group, Inc.



                                            By: /s/ Kevin R. Keating
                                                --------------------
                                                Kevin R. Keating, CEO

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 10-K
                                 AMENDMENT NO. 1


                 ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended September 30, 2009

                        Commission File Number 000-50385

                          CATALYST LIGHTING GROUP, INC.
                          -----------------------------
             (Exact Name of Registrant as Specified in its Charter)

              Delaware                                  84-1588927
--------------------------------------     ------------------------------------
   (State or Other Jurisdiction of         (I.R.S. Employer Identification No.)
    Incorporation or Organization)

                                190 Lakeview Way
                              Vero Beach, FL 32963
                              --------------------
              (Address of Principal Executive Offices and Zip Code)

                                 (772) 231-7544
                                 --------------
              (Registrant's Telephone Number, including Area Code)

              Securities registered under Section 12(b) of the Act:

                  None                                     None
-----------------------------------------    ---------------------------------
(Title of each class to be so registered)     (Name of each Exchange on which
                                              each class is to be registered)

         Securities registered under Section 12(g) of the Exchange Act:

                              Common Stock, $0.0001
                              ---------------------
                              (Title of each class)

     Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes |_| No |X|

     Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes |_| No |X|

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. |_|

   This Amendment No. 1 is being filed solely to provide a revised Section 302 Certification from the Company's Principal Executive Officer and Principal
           Financial Officer which is attached hereto as Exhibit 31.1




                           FORWARD LOOKING STATEMENTS

Statements made in this Form 10-K that are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements often can be identified by the use of terms such as "may", "will", "expect", "believe", "anticipate", "estimate", "approximate", or "continue", or the negative thereof. Catalyst Lighting Group, Inc. ("we", "us", "our" or the "Company") intends that such forward-looking statements be subject to the safe harbors for such statements. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Any forward-looking statements represent management's best judgment as to what may occur in the future. However, forward-looking statements are subject to risks, uncertainties and important factors beyond the control of the Company that could cause actual results and events to differ materially from historical results of operations and events and those presently anticipated or projected. These factors include adverse economic conditions, entry of new and stronger competitors, inadequate capital and unexpected costs. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events.

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  January 19, 2010                    Catalyst Lighting Group, Inc.



                                           By: /s/ Kevin R. Keating
                                               ------------------------------
                                               Kevin R. Keating
                                               Chief Executive Officer


     In accordance with the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the registrant and in the following capacities on January 19, 2010.


Signatures                              Title
----------                              -----

/s/ Kevin R. Keating                    Chief Executive Officer, Chief Financial
---------------------                   Officer, President, Treasurer, Secretary
    Kevin R. Keating                    and Sole Director

                                  Exhibit 31.1
                                  ------------

  Certification of Principal Executive Officer and Principal Financial Officer
  ----------------------------------------------------------------------------
            Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
             and Securities and Exchange Commission Release 34-46427

I, Kevin R. Keating, certify that:

1. I have reviewed this annual report on Form 10-K of Catalyst Lighting Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;


4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and


5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):


a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and


b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


Date: January 19, 2010                        /s/ Kevin R. Keating
                                              --------------------
                                              Kevin R. Keating
                                              Principal Executive Officer
                                              Principal Financial Officer

                                  Exhibit 32.1
                                  ------------


  Certification of Principal Executive Officer and Principal Financial Officer
  ----------------------------------------------------------------------------
           Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Catalyst Lighting Group, Inc. (the "Company") on Form 10-K for the fiscal year ended September 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kevin R. Keating, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kevin R. Keating
------------------------------------
Kevin R. Keating
Principal Executive Officer
Principal Financial Officer


January 19, 2010